UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number
001-36133
NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K    ☑ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR ☐  Form N-CSR
For Period Ended: March 15, 2014

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

FORCEFIELD ENERGY, INC.
Full Name of Registrant

Former Name if Applicable

245 Park Avenue, 39th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10167
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to recent events at the Company, the compilation, dissemination and review of the information required to be presented in the Form 10-Q for the quarterly period ending March 31, 2015 could not be completed within the prescribed time period, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-Q for the quarterly period ended March 31, 2015 within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

David Natan	(212)	672-2238
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes  ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q due to the material acquisition by the registrant of American Lighting and Distribution (“ALD”) on April 25, 2014, as reported in the registrant’s Current Report on Form 8-K filed on April 29, 2014; and due to the acquisition of ESCO Energy Services (“ESCO”) on October 17, 2015. The acquisition of ALD has resulted in significant period-to-period changes related to predecessor and successor reporting. As a result of the impact of pushdown accounting, the financial statements and certain note presentations will separate the registrant’s presentations into two distinct periods, the period before the consummation of the acquisition and the period after the consummation of the acquisition to indicate the application of a different basis of accounting between the periods presented.  The results of operations for the three months ended March 31, 2015 are expected to reflect significantly higher revenues than the corresponding three month period ended March 31, 2014 due to the inclusion of operations from the Company’s ESCO subsidiary in 2015 and a significantly increased operating loss in the 2015 period compared to the 2014 period due to the inclusion of corporate expenses in 2015 that were not included in 2014 due to the initiation of predecessor and successor reporting.  The foregoing is qualified in its entirety by the full period-to-period comparison that will be provided in the Quarterly Report to which this Form 12b-25 relates.

ForceField Energy, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2015	By:	/s/ David Natan
David Natan
Chief Executive Officer